MICHAEL K. RAFTER

RESIDENT IN ATLANTA OFFICE

mrafter@pogolaw.com

Direct: (404) 572-6745

March 7, 2008

Via email and EDGAR

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re:	Strategic Storage Trust, Inc.

Amendment No. 2 to Registration Statement on

Form S-11

File No. 333-146959

Filed February 4, 2008

Dear Ms. Garnett:

On behalf of our client, Strategic Storage Trust, Inc., a Maryland corporation, we are submitting this letter regarding Strategic Storage Trust’s Amendment No. 2 to Registration Statement on Form S-11 filed on February 4, 2008. This letter includes our response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Paula Mathews of Strategic Storage Trust dated February 19, 2008 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. While all page numbers listed below refer to Amendment No. 2, any revisions noted have been made in Amendment No. 3 to the company’s registration statement, which was filed on the date of this letter.

Executive Officers and Directors, page 60

1.	We note that you have identified in this amendment two director nominees. Please file the consent of each nominee as an exhibit to the registration statement. Refer to Rule 438 of Regulation C.

Response: Please note that both independent directors were duly elected prior to the filing of Amendment No. 3 and have signed page II-13 of Amendment No. 3. Pursuant to our discussion with the Staff on February 20, 2008, in light of the fact that the independent directors have now signed the registration statement, consents of the

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

March 7, 2008

independent directors are not required to be filed pertaining to Amendment No. 2. We respectfully request that you clear this comment.

Employee and Director Long-Term Incentive Plan, page 64

2.	We note your response to prior comment 3. We continue to believe that the incentive awards should be included in the table as management compensation. We note that these awards will be made by you to employees and affiliates of the manager for services performed for the benefit of Strategic Storage Trust. Considering that the recipients are employees of the advisor, these incentive awards would benefit the advisor because the advisor would not pay such awards directly. Any incentive awards paid by you directly to the advisor’s employees would effectively increase the incentive payments you are obligated to make to the advisor. Please revise as previously request to include the incentive awards in the table beginning on page 74.

Response: We have revised the table on page 75 to include the following disclosure under the Acquisition and Operational Stage heading:

Incentive Plan Compensation (Employees and affiliates of Advisor)	We may issue stock based awards to
our independent directors and to employees
and affiliates of our advisor. The total number of
shares of common stock we have reserved for
issuance under our Employee and Director
Long-Term Incentive Plan may not exceed 10%
of our outstanding shares at any time. See
“Management – Employee and Director
Long-Term Incentive Plan.”	Our board has not yet granted any stock based awards. Not determinable at this time.

We respectfully request that you clear this comment.

Exhibit 23.2

3.	The exhibit index indicates that the consent of Powell Goldstein LLP is included in Exhibit 8.1; however, we are unable to locate the consent in the opinion. Please file counsel’s consent separately with your next amendment or file a revised opinion that includes counsel’s consent.

Response: In response to your comment, we have filed a revised tax opinion in Exhibit 8.1 to Amendment No. 3, which includes the consent of Powell Goldstein LLP. We respectfully request that you clear this comment.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

March 7, 2008

On behalf of Strategic Storage Trust, we shall submit an appropriate request for acceleration of the effective date of the registration statement at a later date, via a separate letter. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 572-6745.

Very truly yours,

/s/ Michael K. Rafter

cc:	Duc Dang, Staff Attorney

Howard S. Hirsch

Paula Mathews